SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
         AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                         (AMENDMENT NO. 1)

                        GLEN BURNIE BANCORP
           ---------------------------------------------
                          (Name of Issuer)

              Common Stock, par value $10.00 per share
           ---------------------------------------------
                  (Title or Class of Securities)

                             377407 10 1
           ---------------------------------------------
                           (CUSIP Number)

                          Edwin F. Hale, Sr.
                        First Mariner Bancorp
                      1801 South Clinton Street
                      Baltimore, Maryland 21224
                            (410) 342-2600

                            with a copy to:
                     Eugene A. Friedman, Esquire
                        First Mariner Bancorp
                      1801 South Clinton Street
                      Baltimore, Maryland 21224
                            (410) 342-2600
           ---------------------------------------------
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications

                           November 14, 1997
           --------------------------------------------
      (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.   / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)

                         (Page 1 of 3 Pages)

CUSIP NO. 377407 10 1                        PAGE 2 OF 3 PAGES

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    First Mariner Bancorp
    I.R.S. #52-1834860

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  / /
    (b)  /X/

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Maryland

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7   SOLE VOTING POWER

        4,580 Shares

    8   SHARED VOTING POWER

        0 Shares

    9   SOLE DISPOSITIVE POWER

        4,580 Shares

    10  SHARED DISPOSITIVE POWER

        0 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,580 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%

14  TYPE OF REPORTING PERSON*

    CO; BK

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        (Page 2 of 3 Pages)

     The Schedule 13D that was filed by First Mariner Bancorp on November 14, 1997 was filed in error. Therefore, please disregard the November 14, 1997 filing.

                             SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 1997         FIRST MARINER BANCORP


                                  /s/ Edwin F. Hale, Sr.
                                  ------------------------------
                                  Edwin F. Hale, Sr., Chairman and
                                  Chief Executive Officer



                       (Page 3 of 3 Pages)